CONSENT OF D. BANSAH

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) for the year ended December 31, 2013, being filed with the United States Securities and Exchange Commission:

1.	The press release of the Company dated November 15, 2012 entitled “Banro Provides Exploration Update for Projects in the DRC, Including Significant Drill Intersections at Namoya, Lugushwa and Kamituga” which included reference to the undersigned in connection with the technical information therein (the “November 2012 Press Release”);

2.	The press release of the Company dated March 27, 2014 entitled “Banro Announces a Mineral Reserve Estimate at its Namoya Gold Mine, Democratic Republic of Congo,” which included reference to the undersigned in connection with the technical information therein (the “March 2014 Press Release”);

3.	The management’s discussion and analysis of the Company for the year ended December 31, 2013, which included reference to my name in connection with the technical information therein; and

4.	The annual information form of the Company for the year ended December 31, 2013 which includes reference to my name in connection with information relating to technical information concerning all of the Company’s properties, the November 2012 Press Release and the March 2014 Press Release.

Date: March 29, 2014

/s/ Daniel K. Bansah
Name: Daniel K. Bansah
Title: Head of Projects and Operations
Banro Corporation